UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-35190

TAOMEE HOLDINGS LIMITED

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

(86-21) 6128-0056

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOMEE HOLDINGS LIMITED

By:	/s/ Paul Keung
Name:	Paul Keung
Title:	Chief Financial Officer

Date: June 8, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

TAOMEE ANNOUNCES APPOINTMENT OF NEW INDEPENDENT DIRECTORS

(Shanghai, China – June 8, 2012) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), one of the leading children’s entertainment and media companies in China, today announced that the Board of Directors of the Company (the “Board”) has designated Mr. JP Gan as an independent director of the Company, and has appointed and designated Mr. Changtian Wang, Mr. Ted Lai and Mr. George Kuan as independent directors of the Company, effective June 9, 2012. Mr. Qi Ji has resigned from the Board for personal reasons, effective June 9, 2012.

With the appointment of Mr. Changtian Wang, Mr. Ted Lai and Mr. George Kuan, the Company’s Board will have a total of nine directors, including five directors that comply with the independence standards under Section 303A of New York Stock Exchange (“NYSE”) corporate governance rules. The audit committee of the Board will consist of Mr. Shengwen Rong, Mr. Ted Lai and Mr. George Kuan, the compensation committee of the Board will consist of Mr. JP Gan, Mr. Ted Lai and Mr. George Kuan, and the corporate governance and nominating committee of the Board will consist of Mr. Changtian Wang, Mr. JP Gan and Mr. Shengwen Rong. The above committee appointments will become effective on June 9, 2012.

Taomee’s director and chief executive officer Mr. Benson Haibing Wang stated, “We are pleased to announce the appointment of Mr. Changtian Wang, Mr. Ted Lai and Mr. George Kuan to our Board. Through their extensive experience, we believe each of them will help to strengthen our Company’s market position and to create substantial shareholder value. They bring diverse background and skills that complement those of our senior leadership team.”

Mr. Benson Wang continued, “On behalf of the entire Board, I would like to thank Mr. Qi Ji for his contributions and dedicated service to Taomee, and I wish him all the best in his future endeavors.”

Mr. Changtian Wang is the chairman and chief executive officer of Beijing Enlight Media Co., Ltd., a company listed on the Shenzhen Stock Exchange. He has more than twenty years’ experience in media industry. Before founding Beijing Enlight Media Co., Ltd., Mr. Wang worked for some television channels and newspapers in China, such as Beijing Television. He earned his bachelor’s degree in journalism from Fudan University.

Mr. Ted Lai is currently the executive vice president for Asia of BBC Worldwide, responsible for strategic development across the Asia region, driving growth through new brand, product and service initiatives. Before joining BBC, Mr. Lai spent more than a decade working for Time Warner with his last role being senior vice president of Warner Bros. International TV. Previously, Mr. Lai was a business development and product management executive in the digital media industry, having worked in several high-profile companies, including idealab’s FreePC from inception to merger and initial public offering. He also developed strategic plans for theme parks and location-based entertainment centers for the Walt Disney Company. Mr. Lai earned his MBA at Harvard Business School and master’s and bachelor’s degrees in engineering at Stanford University.

Mr. George Kuan has been the Chief Information Officer at Nike Inc. Greater China since 2010. Prior to joining Nike Inc., he was the Chief Information Officer for the Greater China region at Coca-Cola (China) Beverages, Ltd. from 2006 to 2010. Prior to joining Coca-Cola (China) Beverages, Ltd., Mr. Kuan worked at several well-known multinational corporations, including SAP, Oracle Corporation and BMC Software Inc. Mr. Kuan earned his bachelor’s degree in business administration in finance from the University of Houston in 1996, his master of science in management and systems from New York University in 2004, and his Ph.D. in philosophy from the International School of Management in 2011.

About Taomee Holdings Limited

Taomee Holdings Limited is one of the leading children’s entertainment and media companies in China driven to deliver exceptional entertainment to children and families. Founded in 2007, Taomee is one the first companies in Greater China to develop animated franchises for children through online virtual world that are both fun and educational. The Company’s virtual worlds are widely trusted by millions of parents and caregivers across Asia. The Company’s Mole’s World and Seer franchises and characters have reached millions of children and families through virtual worlds, books, monthly print magazines, mobile applications, animated television series and movies. For more information, please visit: http://www.taomee.com/en_taomee.html

•	Visit online virtual world communities at www.61.com

•	Watch animations and films at http://v.61.com/

•	Download mobile games and applications at http://m.61.com/

•	Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its final prospectus dated June 10, 2011. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Taomee Holdings Limited

Email: ir@taomee.com

5